Hanson Bridgett LLP

425 Market Street,

26th Floor

San Francisco, CA

94105

TERESA V. PAHL

PARTNER

DIRECT DIAL (415) 995-5079

DIRECT FAX (415) 995-3431

E-MAIL tpahl@hansonbridgett.com

June 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Redwood Mortgage Investors IX, LLC

Request to Withdraw Registration Statement on Form S-11/A

Registration No. 333-208315

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Redwood Mortgage Investors IX, LLC (the “Registrant”) hereby requests the immediate withdrawal of the Post-Effective Amendment No. 3 (the “Amendment to the Registration Statement”) to Form S-11 for Registration Statement, Registration No. 333-208315, of the Registrant. The Amendment to the Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2019.

The Registrant is requesting to withdraw the Amendment to the Registration Statement because it was filed in error. The Amendment to the Registration Statement was not declared effective by the Commission and the Registrant confirms that no securities were sold or will be sold under the Amendment to the Registration Statement.

Should you have any questions or require additional information regarding this matter, please contact me at (415) 995-5079 or tpahl@hansonbridgett.com.

Thank you.

Very truly yours,

/s/ Teresa V. Pahl
Teresa V. Pahl Partner